SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIBERTY GLOBAL PLC
(Name of Issuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share
Liberty Global Class B Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104
Liberty Global Class B Ordinary Shares: G5480U 112
(CUSIP Numbers)

Michael T. Fries
c/o Liberty Global plc
1550 Wewatta Street, Suite 1000
Denver, CO 80202
(303) 220-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2021
(Date of Event(s) Which Require(s) Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP	G5480U 104 (Liberty Global Class A ordinary shares)	13D/A
No.	G5480U 112 (Liberty Global Class B ordinary shares)

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Fries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Liberty Global Class A ordinary shares: 3,955,719 (1), (2), (3), (4), (5) Liberty Global Class B ordinary shares: 2,851,282 (4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Liberty Global Class A ordinary shares: 3,955,719 (1), (2), (3), (4), (5) Liberty Global Class B ordinary shares: 2,851,282 (4)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Liberty Global Class A ordinary shares: 3,955,719 (1), (2), (3), (4), (5) Liberty Global Class B ordinary shares: 2,851,282 (4)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Liberty Global Class A ordinary shares: 2.2% (1), (2), (3), (4), (5), (6) Liberty Global Class B ordinary shares: 22.1% (4), (6)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

____________________________________

(1)Includes 2,851,282 Liberty Global Class A ordinary shares that are issuable upon conversion of Mr. Fries’ Liberty Global Class B ordinary shares.
(2)Includes 69,300 Liberty Global Class A ordinary shares held by the Fries Trusts, managed by an independent trustee, of which the beneficiaries are Mr. Fries’ children. Mr. Fries has no pecuniary interest in the Fries Trusts, but he retains the right to substitute the assets held by the Fries Trusts, as to which shares Mr. Fries disclaims beneficial ownership.
(3)Includes 1,977 Liberty Global Class A ordinary shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.
(4)Each Liberty Global Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A ordinary share. Each Liberty Global Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share is entitled to ten votes. These classes of ordinary shares generally vote together as a single class on all matters. Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B ordinary shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 9.7% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted in note (6) below. The number of Liberty Global Class B ordinary shares reported in this filing excludes ordinary shares that are subject to the letter agreement discussed in Item 6 of the Original Statement and owned by the Malone Trust (as defined in Item 6 of the Original Statement).
(5)Includes 102,404 Liberty Global Class A ordinary shares that would be issuable upon exercise by Mr. Fries of those SARs that are exercisable on, or will be exercisable within 60 days hereof, assuming exercise and net settlement at the closing sale price on June 24, 2021 (LBTYA: $27.87), and without subtraction of additional shares for withholding tax obligations.
(6)Based on 177,492,996 Liberty Global Class A ordinary shares and 12,930,839 Liberty Global Class B ordinary shares outstanding as of June 24, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

MICHAEL T. FRIES

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by Michael T. Fries (“Mr. Fries”) with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on February 9, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on April 5, 2019 (“Amendment No. 2”) and Amendment No. 3 thereto filed with the SEC on May 17, 2019 (“Amendment No. 3), and relates to (i) the Liberty Global Class A ordinary shares, nominal value $0.01 per share, of the Issuer, and (ii) the Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer (together with the Liberty Global Class C ordinary shares, nominal value $0.01 per share, the “Liberty Global Ordinary Shares”). The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment are collectively referred to as the “Statement.” Capitalized terms used but not defined herein have the meanings given to such terms in the Statement. This Amendment is being filed by Mr. Fries to report his acquisition of beneficial ownership, on May 15, 2021, of restricted Liberty Global Class B ordinary shares pursuant to the terms of his employment agreement, between the Issuer, Liberty Global Inc. and Mr. Fries (the “Employment Agreement”). Except as set forth herein, the Statement is unmodified.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented to incorporate by reference the information contained in Item 4 of the Statement.

Item 4.     Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented to include the following information:

Pursuant to the terms of the Employment Agreement, the Issuer agreed to grant Mr. Fries an award of Liberty Global Class B ordinary shares of the Issuer under the Liberty Global 2014 Incentive Plan (as Amended and Restated) (the “Plan”). On May 15, 2021, Mr. Fries was granted the final installment of this award under the terms of the Employment Agreement consisting of 660,000 Liberty Global Class B ordinary shares. After giving effect to a net settlement in respect of applicable withholding requirements, Mr. Fries received 369,547 of such Liberty Global Class B ordinary shares.

Mr. Fries reviews his holdings in the Issuer from time to time. Depending on various factors, including, without limitation: the Issuer’s operations, prospects and strategic direction; actions taken by the board of directors; other business and investment opportunities available to Mr. Fries; estate planning and tax considerations; and market conditions (including the trading prices of the Liberty Global Ordinary Shares) and general economic and industry conditions; Mr. Fries may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation: purchasing or otherwise acquiring additional Liberty Global Ordinary Shares or other financial instruments related to the Issuer in open market or privately negotiated transactions or pursuant to the exercise of share appreciation rights or under other compensatory stock plans of the Issuer; and selling or otherwise disposing of some or all of his beneficial or economic holdings, or otherwise changing his intention with respect to any and all matters relating to the Issuer.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Statement or as has been publicly announced by the Issuer, Mr. Fries does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)Mr. Fries may be deemed to own Liberty Global Ordinary Shares as follows:

	Actual Ownership		Deemed Beneficial Ownership
Class	Number	Class Percentage (6)	Number	Class Percentage (6)

Liberty Global Class A	1,104,437 (2)(3)(5)	>1%	3,955,719 (1)(2)(3)(5)	2.2%
Liberty Global Class B	2,851,282 (4)	22.1%	2,851,282 (4)	22.1%
Liberty Global Class C	2,140,723 (2)(3)(5)	>1%	2,140,723 (2)(3)(5)	>1%
________________________

(1)Includes 2,851,282 Liberty Global Class A ordinary shares that are issuable upon conversion of Mr. Fries’ Liberty Global Class B ordinary shares.
(2)Includes 69,300 Liberty Global Class A ordinary shares and 425,040 Liberty Global Class C ordinary shares held by the Fries Trusts, managed by an independent trustee, of which the beneficiaries are Mr. Fries’ children. Mr. Fries has no pecuniary interest in the Fries Trusts, but he retains the right to substitute the assets held by the Fries Trusts, as to which shares Mr. Fries disclaims beneficial ownership.
(3)Includes 1,977 Liberty Global Class A ordinary shares and 13,061 Liberty Global Class C ordinary shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.
(4)Each Liberty Global Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A ordinary share. Each Liberty Global Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share is entitled to ten votes. These classes of ordinary shares generally vote together as a single class on all matters. Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B ordinary shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 9.7% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted in note (6) below. The number of Liberty Global Class B ordinary shares reported in this filing excludes ordinary shares that are subject to the letter agreement discussed in Item 6 of the Original Statement and owned by the Malone Trust (as defined in Item 6 of the Original Statement).
(5)Includes 102,404 Liberty Global Class A and 366,427 Liberty Global Class C ordinary shares that would be issuable upon exercise by Mr. Fries of those SARs that are exercisable on, or will be exercisable within 60 days hereof, assuming exercise and net settlement at the respective closing sale prices on June 24, 2021 (LBTYA: $27.87; LBTYK: $27.77), and without subtraction of additional shares for withholding tax obligations.
(6)Based on 177,492,996 Liberty Global Class A ordinary shares, 12,930,839 Liberty Global Class B ordinary shares and 370,203,636 Liberty Global Class C ordinary shares outstanding as of June 24, 2021.

(b)Mr. Fries has the sole power to vote, or to direct the voting of, his Liberty Global Ordinary Shares. Mr. Fries has the sole power to dispose of, or to direct the disposition of, his Liberty Global Ordinary Shares. The Fries Trusts hold 69,300 Liberty Global Class A ordinary shares and 425,040 Liberty Global Class C ordinary shares, which Mr. Fries has no pecuniary interest in and disclaims beneficial ownership thereof. To Mr. Fries’ knowledge, the Fries Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the Liberty Global Ordinary Shares held by the Fries Trusts.

(c)In addition to the transaction reported in this Amendment, the compensation committee of the Issuer determined that the payout of performance share units granted to Mr. Fries in 2019, was 65%, resulting in an award of time vested restricted share units for 143,594 Liberty Global Class A ordinary shares and 287,188 Liberty Global Class C ordinary shares in February 2021. Pursuant to the terms of the restricted share units 50% vested on April 1, 2021, resulting in Mr. Fries receiving an additional 39,990 Liberty Global Class A ordinary shares and 79,981 Liberty Global Class C ordinary shares in each case after giving effect to a net settlement in respect of applicable withholding requirements. On May 1, 2021, restricted share units for 71,933 Liberty Global Class A ordinary shares and 143,866 Liberty Global Class C ordinary shares granted to Mr. Fries in 2020 vested held by Mr. Fries were exercised automatically upon expiration of their term, resulting in Mr. Fries receiving an additional 40,354 Liberty Global Class A ordinary shares and 80,708 Liberty Global Class C ordinary shares, in each case after giving effect to a net settlement in respect of applicable withholding requirements. With respect to the May 15, 2021 grant of 660,000 Liberty Global Class B ordinary shares as reported in Item 4 above, 290,453 were withheld pursuant to tax withholding requirements, resulting in Mr. Fries receiving a total of 369,547 Liberty Global Class B ordinary shares. To his knowledge, the Fries Trusts have not executed any transactions in respect of Liberty Global ordinary shares within the last sixty (60) days.

(d)None.

(e)N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Michael T. Fries
Michael T. Fries

Dated:    June 25, 2021